UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2011
WASHINGTON, DC
211

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 18 2011
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53366 ✓

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22725 Fairview Center Drive #100
(No. and Street)

Fairview Park	Ohio	44126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary D. Klubnik 440-734-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ogg, Jeffrey P. CPA
(Name – *if individual, state last, first, middle name*)

4110 Secor Road	Toledo	Ohio	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11022834

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OY 9/12/11

KA 9/15

OATH OR AFFIRMATION

I, Gary D. Klubnik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKA Securities, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOY A. KENNY, Notary Public
In and for the State of Ohio
My Commission Expires April 5, 2015

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKA Securities, Inc.

Financial Statements
For the Year ended June 30, 2011

SKA Securities, Inc.
Financial Statements
For the Year ended June 30, 2011

SKA Securities, Inc.

June 30, 2011

TABLE OF CONTENTS

Jeffrey P. Ogg, CPA Ltd.
4110 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

Independent Auditor's Report

To the Board of Directors
SKA Securities, Inc.

We have audited the accompanying statement of SKA Securities, Inc. as of June 30, 2011, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our job is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKA Securities, Inc. at June 30, 2011 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose forming an opinion an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jeffrey P. Ogg, CPA Ltd

Toledo, OH
July 18, 2011

SKA Securities, Inc.
Statement of Financial Condition
June 30, 2011

ASSETS

Current assets		
Cash in checking and savings accounts	$	17,843
FINRA daily account		520
Commissions receivable		6,521
Prepaid expenses		500
Income taxes receivable		320
Total Current Assets		25,704
Other assets		
Workers compensation deposit		47
TOTAL ASSETS	$	25,751

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued expenses		406
Current tax liability		339
Deferred tax liability		791
Total Current Liabilities		1,536
Stockholders' Equity		
Common stock, no par value. 750 shares authorized and 500 shares issued and outstanding		500
Additional paid-in capital		16,500
Retained earnings		3,933
Current year earnings		3,282
Total Stockholders' Equity		24,215
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	25,751

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Statement of Income
For the twelve months ended June 30, 2011

Revenues		
Commission income, mutual funds	$ 43,446	
Pension plan administration	10,575	
College savings plans	389	
TOTAL REVENUES		$ 54,410
Cost of sales-commissions		2,654
GROSS PROFIT		51,756
Expenses		
Salaries and wages	13,515	
Rent	9,600	
Retirement plan contributions	1,257	
Payroll taxes	1,143	
Licenses and permits	1,180	
Audit fees	2,607	
Dues and subscriptions	515	
Office Expense	172	
Telephone	369	
Continuing education	100	
FINRA membership fees	2,260	
Insurance and workers compensation	100	
Outside Services	15,000	
		47,818
NET INCOME BEFORE INTEREST AND TAXES		3,938
Interest Income		16
Provision for income taxes, current		(339)
Provision for income taxes, deferred		(333)
NET INCOME		$ 3,282

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Statement of Changes in Stockholders' Equity
For the twelve months ended June 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
Balances at June 30, 2010	$ 500	$ 16,500	$ 3,933	$ 20,933
Net income			3,282	3,282
Balances at June 30, 2011	$ 500	$ 16,500	$ 7,215	$ 24,215

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Statement of Cash Flows
For the Twelve Months Ended June 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 3,282
Changes in operating assets and liabililties	
Commissions receivable	199
FINRA daily account	(428)
Income tax receivable	1,047
Account payable	(2,050)
Accrued expenses	294
Income tax payable	339
Deferred tax liability	333
Total adjustments	(266)
NET CASH USED BY OPERATING ACTIVITIES	3,016
NET DECREASE IN CASH	3,016
CASH AT BEGINNING OF YEAR	14,827
CASH AT END OF YEAR	$ 17,843

The accompanying notes are an integral part of these financial statements

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2011

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days that are not held for sale in the ordinary course of business.

Equipment – All acquisitions of property and equipment in excess of $1,000 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. As of June 30, 2011, there have been no purchases of equipment.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. As a result, net income recognized for financial statement purposes exceeds taxable income. Deferred income taxes have been recorded for the difference, which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2011

NOTE 4 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid at the end of the month for the current month.

NOTE 5 – LEASE OBLIGATIONS

The Company has a month-to-month lease for office space for a monthly rental of $800 per month.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents office space and shares administrative costs from a corporation that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5000 or greater. At June 30, 2011, the Company had a net capital of $22,828, which was $17,828 in excess of the required net capital.

NOTE 8 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ 339	$ 992
State	0	
Local	0	(201)
	$ 597	$ 791

NOTE 8 – INCOME TAX PROVISION (cont.)

Management has evaluated income tax position taken or expected to be taken, if any, on income tax returns filed and the likelihood that, upon examination by relevant jurisdictions, those income tax provisions would be sustained. Based on the results of this evaluation management determined there are no positions that necessitated disclosures and/or adjustments.

The income tax return filed is not subject to examination by U.S. federal tax authorities for tax years before 2006.

NOTE 9 – FAIR VALUE MEASUREMENTS

The Company's financial instruments consist primarily of cash, commissions receivable, and accounts payable. The carrying value of financial instruments are representative due to their short-term maturities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 18, 2011, which is the date the financial statements are to be issued.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2011

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I.	Computation of Net Capital Under Rule 153-c1
Schedule II.	Reconciliation of Audited Net Capital Computation and Broker/Dealer's Corresponding Unaudited Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
Schedule III.	Report in Material Inadequacies Under Rule 17a-5(j) of the Securities and Exchange Commission

SKA Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2011

Net Capital		
Total Stockholders' Equity		$ 24,215
Deductions		
Nonallowable Assets		
Prepaid expenses	500	
Income tax receivable	320	
Workers compensation deposit	47	
FINRA deposits	520	1,387
Net capital		22,828
Required net capital		5,000
Excess net capital		$ 17,828

SKA Securities, Inc.
Schedule II
Reconcilliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of June 30, 2011

Net Capital per FOCUS Report	$ 22,828
Net Capital per audited financial statements	$ 22,828

SKA Securities, Inc.
Schedule III
Report on Material Inadequacies Under Rule 17a-5(j)
Of the Securities and Exchange Commission
June 30, 2011

For the year ended June 30, 2011, there were no material inadequacies found to exist.

Jeffrey P. Ogg, CPA Ltd.
4110 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

Report on Internal Control Required by SEC Rule 17a-5 For a Broker/Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
SKA Securities Inc.

In planning and performing our audit of the financial statements of SKA Securities, Inc. (the Company), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jeffrey P. Ong, CPA Ltd

Toledo, OH
July 18, 2011

Jeffrey P. Ogg, CPA Ltd.
4110 Secor Rd.
Toledo, OH 43623
Phone: (419) 475-6764
Fax: (419) 475-6935
Jeff_Ogg_CPA@yahoo.com
www.oggcpa.com

Tax and Accounting Services

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Reconcillation

To the Board of Directors of SKA Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 20X1, which were agreed to by SKA Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating SKA Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SKA Securities, Inc.'s management is responsible for the SKA Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in SKA Securities Inc. cash disbursement accounting journal noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers maintained by SKA Securities noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers maintained by SKA Securities Inc. supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jeffrey P. Ozz, CPA Ltd

Toledo, OH
July 18, 2011